UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 1)

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

45254P102

(CUSIP Number)

Mr. Louis Alonso

619-687-5000

Kelly Capital, LLC

225 Broadway, 18th Floor

San Diego, CA 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  45254P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Capital Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares of Common Stock
8. Shared Voting Power
9. Sole Dispositive Power 0 shares of Common Stock
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.  45254P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares of Common Stock
8. Shared Voting Power
9. Sole Dispositive Power 0 shares of Common Stock
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.  45254P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Kelly
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares of Common Stock
8. Shared Voting Power
9. Sole Dispositive Power 0 shares of Common Stock
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Impac Mortgage Holdings, Inc. (the “Issuer”). This Amendment amends the statement on Schedule 13D previously jointly filed by Kelly Capital Investments, LLC, a California limited liability company (“Kelly Capital Investments”), Kelly Capital, LLC, a California limited liability company (“Kelly Capital”), and Mr. Michael Kelly, an individual and citizen of the United States (“Mr. Kelly” and, together with Kelly Capital Investments and Kelly Capital, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on January 10, 2008 (the “Prior Schedule 13D”).

The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 26, 2008 and shall cease to be Reporting Persons pursuant to the Prior Schedule 13D as of the filing of this Amendment.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Common Stock by the Reporting Persons as of the filing of this Amendment is reflected on the cover page, the contents of which are incorporated herein by reference. The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 26, 2008.

The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and as of the date of this Amendment, such transactions are the only transactions in the Common Stock effected by the Reporting Persons since the filing of the Prior Schedule 13D:

Trade Date	Purchase (P) or Sale (S)	Quantity	Price
9/26/2008	S	1,438,700	$0.25
9/29/2008	S	1,670,000	$0.20
9/30/2008	S	720,106	$0.21

Item 7.	Material to be Filed as Exhibits

(1) Joint Filing Agreement by and between Kelly Capital Investments, Kelly Capital and Mr. Kelly (incorporated herein by reference to Exhibit 1 to the Prior Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

Date:	October 2, 2008

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

Date:	October 2, 2008

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Date:	October 2, 2008